UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2010

On February 27, 2009, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2010 (collectively, the “Plans”) to the Ministry of Internal Affairs and Communications. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which information was prepared on the basis of accounting principles generally accepted in the United States.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: February 27, 2009

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2009

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2010

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2010 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2010

In the building of a ubiquitous internet society where ICT is available “anytime, anywhere and with anyone or anything,” information and communications are expected to make a substantial contribution to invigorating and increasing the efficiency of socioeconomic activities, enhancing lifestyle convenience and more. Today, the public and private sectors in Japan are working together to make such a society a reality. With the rapid progress of broadband and ubiquitous services, the market is undergoing dramatic changes and development due to the following factors: in the fixed-line communications field, the expansion of optical fiber access services and the resulting progress of service migration from conventional fixed-line to optical IP telephones; in the mobile communications field, the diversification and upgrading of mobile phone services and handsets and an intensified competitive environment such as price competition and MVNOs’ entry into the market; the convergence of fixed-line services with mobile services in IP networks as well as of communication services with broadcasting services; and the creation of various new services using networks.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s demands for the development of a ubiquitous internet society.

In addition, under the NTT Group’s “Road to Service Creation Business Group” announced last May, NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.” To these ends, NTT will provide open network environments enabling a diverse range of service providers and other business entities to create broadband and ubiquitous services and deploy a variety of services taking advantage of the next-generation network(“NGN”), while ensuring fair competitive conditions under the framework of the existing laws. In addition, NTT will actively promote alliances with these providers. Through such efforts, NTT intends to contribute not only toward realization of government initiatives such as the “IT New Reform Strategy” and u-Japan Policy, but also toward maintenance and enhancement of Japan’s international competitiveness. NTT will also work to raise corporate value by transforming its business structure to a structure centering on IP and solution services and carry out constructive group management for the development of the NTT Group as a whole.

Based upon these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2010, NTT will aim: to improve the management efficiency of the NTT Group operations, including those of the regional companies; to develop new businesses to promote information sharing, including expansion of the ubiquitous broadband market mainly through NGN; and to continue to strengthen research and development that will contribute to the advancement of telecommunications, with particular focus on the advancement of NGN, which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.” In this way, NTT will seek to ensure stable development of the NTT Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on the above, under the business operation plan for the fiscal year ending March 31, 2010, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of the human resources that form the core of the NTT Group.

2. Promotion of Basic Research and Development

One prerequisite for responding to the societal requirements for the formation of a ubiquitous internet society is the harmonious and coordinated development of network-based technologies, technologies that provide a basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize “a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development activities in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to upgrade the NGN infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” to achieve a seamless migration from fixed-line to IP telephone services and from metal wire systems to optical fiber, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can adapt readily to diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research and development in the field of operation systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of a ubiquitous internet society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including content sharing and video communications in order to realize a ubiquitous internet society in which the electronic exchange of information, goods, currencies, and value among people, corporations, and objects is further enhanced in sophisticated telecommunications networks and software technologies. Specifically, this will include: research and development in security-related technologies such as those for authentication to ensure the security of information and communications; information-distribution technologies adaptable to diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of image and audio data; multimedia database technologies for storage and retrieval of a variety of media; user interface technologies making services readily accessible to all users; technologies of open source software (OSS); and large-scale distributed processing technologies.

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and advanced technologies that will underpin the future of telecommunications and to contributing to the innovative improvement and development of telecommunications in Japan. To fulfill these commitments, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies that will contribute to a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. NTT will also pursue research in such areas as quantum information processing technologies, which serve as the foundation of innovative networks and have the potential to greatly surpass the existing optical and electronic technologies, and communications science, which explores new possibilities in communications. These will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

Capital Investment Plan for

Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Investment Required
1. Research and Development Facilities	37
2. Common Facilities and Others	4
Total	41

Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2010

	(billions of yen	)

Item	Amount
Revenues
Operating Revenues	364	(Note)
Non-Operating Revenues	48
Total Revenues	412
Expenses
Operating Expenses	170
Non-Operating Expenses	45
Total Expenses	215
Recurring Profit	197

Note: This includes basic research and development revenue and other revenues together totaling 142 billion yen and NTT Group management revenue of 18 billion yen.

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Sources:
Operational:	391
Operating Revenues	343
Non-Operating Revenues	48
Financial:	767
Long-Term Loans and Bonds	381
Other Financial Income	386
Estimated Consumption Tax Receipts	9
Brought Forward from Previous Fiscal Year	10
Total	1,177
Applications:
Operational:	163
Operating Expenses	121
Non-Operating Expenses	42
Financial:	873
Capital Investments for Property, Plants, and Equipment	41
Other Financial Expenses	832
Account Settlement Expenses	125
Provisional Consumption Tax Payments	6
Carry Forward to Following Fiscal Year	10
Total	1,177

February 27, 2009 Nippon Telegraph and Telephone Corporation (NTT)

Summary of Business Operation Plan for Fiscal Year Ending March 31, 2010

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2010

- Under the NTT Group’s “Road to Service Creation Business Group” announced last May, NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

- In the fiscal year ending March 31, 2010, NTT will, among other things, strengthen R&D activities for the advancement of the next-generation network (“NGN”) which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.”

2. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Total Revenues	412	(5	)*
Operating Revenues	364	(1	)*
Basic Research and Development Revenue and Other Revenues	142	0	*
License of Research Results and Other Sources	4	(1	)*
NTT Group Management Revenue and Other Sources	19	0	*
Dividend Received	199	0	*
Non-Operating Revenues	48	(4	)*
Total Expenses	215	(7	)*
Operating Expenses	170	(4	)*
Non-Operating Expenses	45	(3	)*
Recurring Profit	197	2	*

*	Change from the previous forecast announced on November 7, 2008

3. Capital Investment Plan for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Investment Required
1. R&D Facilities	37	(5	)*
2. Other Facilities	4	1	*
Total	41	(4	)*

*	Change from the previous forecast announced on November 7, 2008

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Sources:	1,177
Including: Long-Term Loans and Bonds	381
Applications:	1,177
Including: Repayment of Long-Term Loans and Bonds	386

Note:    “2. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2010” and “4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2010” were submitted to the Minister for Internal Affairs and Communications as references.

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2009

Submission for Approval of Business Operation Plan for

Fiscal Year Ending March 31, 2010

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2010 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

NTT East

Tel:+81-3-5359-2997

Information and communications have become an essential infrastructure for the functioning of the society and economy. The public looks to this infrastructure for making daily life more convenient and revitalizing communities, while in the corporate world, it is seen as a major component in achieving efficiency, creating new businesses and enhancing industry’s overall international competitiveness. Today, the information and communications market is growing because of the spreading use of the internet and the dramatic growth in cellular phone use in conjunction with the advance of IP and broadband services. The market is undergoing dynamic structural changes, including the telecommunications and broadcasting convergence, the fixed-mobile convergence, and the expansion of SaaS (software as a service), cloud computing and other new internet-based services. Regional telecommunications markets are also changing dramatically, with growing competition in broadband access facilities and services centered around switch-over to optical access services, the full-scale deployment of “triple-play” services that include video delivery and the introduction of other new services that leverage information equipment other than personal computers.

Amidst such a difficult and sharply fluctuating operating environment, NTT East, as a carrier with an important leadership role in the information and communications industry, will strive to ensure that it satisfies the requirements for fair competition conditions following each law and regulation and social mores, and will continue to strive to provide high-quality, stable universal services and ensure the reliability of the social infrastructure through activities such as prompt restoration of services in times of large-scale natural disasters and other calamities. Moreover, while stabilizing and strengthening its business foundation, NTT East will focus its efforts on building a next-generation network ( “NGN” ) for “fast and convenient,” “safe and secure” connections “anytime, anywhere and with anyone or anything” and on providing services and products that leverage its advantages. Through the realization of a broadband and ubiquitous environment, NTT East is seeking to make further contributions toward the resolution of problems by reducing society’s overall environmental load posed by the aging society and decreasing population. It will also contribute toward the further enrichment and sustained development of society.

With regard to the management of business operations for the fiscal year ending March 31, 2010, in the face of the difficult operating environment amidst the current unprecedented global recession, based on the basic concepts described above, NTT East will continue to expand fiber optic access, and will achieve an even more advanced broadband network infrastructure through the pro-active deployment of the NGN. On this network infrastructure, NTT East will make significant enhancements to services such as optical IP telephony and the provision of video services. At the same time, NTT East will provide customers with high value-added and user-friendly services, including services newly created in collaboration with companies in diverse industries. As “an accessible, all-round ICT corporation,” NTT East will provide a variety of services designed to provide customers with a sense of security and convenience. In addition, NTT East will continue to improve customer services by establishing business processes appropriate for an era of optical IP networks, such as one-stop and flow-through services, while taking steps to ensure steady business growth into the future by increasing operating efficiency and building a stable and enhanced management base. NTT East will strive to return the fruits of these measures to customers, the local community, and — through the holding company — to the shareholders.

NTT East will conduct its business management in this fiscal year on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed for responding dynamically to changes in the operating environment.

1. Voice Transmission Services

(1) Telephone Subscriptions

NTT East will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscribers is projected to total approximately 16.53 million by the end of the fiscal year ending March 31, 2010.

Item	Planned Number (subscribers)
Additional Installations	(1.48 million	)
Relocations	2.53 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the provision of welfare-oriented products, such as its “Silver Phone Series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	300
Meiryo (Clearness)	100

(3) Public Telephones

NTT East will continue to meet the minimum requirement for public means of communications and review the installation of public telephones which are currently in low use. The company will also strive to provide social welfare and public services by continuing to promote the maintenance of wheelchair-accessible public telephone booths.

Item	Planned Number (units)
Public Telephones	(10,000)

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 2,379,000 and 30,000 respectively, by the close of the fiscal year ending March 31, 2010.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(298,000)
INS-Net 1500 Subscriber Lines	(2,000)

2. Data Transmission Services

To respond to the heightening demand for broadband services, NTT East will endeavor to expand its optical access services by promoting services unique to optical technologies, such as the Hikari Denwa optical IP telephony service and video services, and will endeavor to provide a wide range of other services.

Item	Planned Number (contracts)
FLET’S Hikari	1.40 million

3. Leased Circuit Services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 151,000 and 108,000 respectively, by the close of the fiscal year ending March 31, 2010.

Item	Planned Number (circuits)
Conventional Leased Circuits	(11,000)
High-Speed Digital Transmission Circuits	(8,000)

4. Telegraph Services

NTT East will conduct maintenance of its systems in order to ensure full service and to enhance operational efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switch-over to the use of optical fiber in the access network will be actively promoted to meet the heightening demands for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	300

(Cover rate at by the close of the fiscal year ending March 31, 2009 will be 93%)

(2) Telecommunications Network

In its telecommunications network, NTT East will upgrade network services and improve network economy and efficiency while working to expand its service area for the next-generation network and continuing with its effort to meet demand for broadband services.

(3) Disaster-Prevention Measures

NTT East will take the necessary measures in disaster-prevention. These will include disaster-prevention measures to prepare for damages to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and also providing support for transmitting information after a disaster.

(4) Installation of Underground Transmission Cables

To improve the reliability of communications facilities, to ensure safe and pleasant over-ground passage spaces, and to enhance the appearance of the urban landscape, NTT East will work in coordination with the national and local governments and with other companies in installing underground transmission cables.

(5) Facility Maintenance

NTT EAST will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

To further stabilize and strengthen its management base, and to adapt to the rapid expansion and diversification of the broadband market and to respond to public demand for the realization of a ubiquitous internet society, NTT East will continue to promote research and development in network systems and access systems, which aim to advance the next-generation network and other telecommunications networks. In addition, to offer customers choices providing a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing platforms and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2010

Type of Service	Plan
Voice Transmission Services
Telephone Subscriptions
Additional Installations	(1.48 million) subscribers
Relocations	2.53 million subscribers
Social-Welfare Telephones (Silver Phones)	400 units
Public Telephones	(10,000) units
Integrated Digital Communications Services
INS-Net 64 Subscriber Lines	(298,000) circuits
INS-Net 1500 Subscriber Lines	(2,000) circuits
Data Transmission Services
FLET’S Hikari	1.40 million contracts
Leased Circuit Services
Conventional Leased Circuits	(11,000) circuits
High-Speed Digital Transmission Circuits	(8,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Investment Required
1. Expansion and Improvement of Services	*431
(1) Voice Transmission	160
(2) Data Transmission	70
(3) Leased Circuits	200
(4) Telegraph	1
2. Research and Development Facilities	3
3. Common Facilities and Others	26
Total	460

*This includes approximately 180 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Revenues
Operating Revenues	1,930
Voice Transmission	953
Data Transmission	238
Leased Circuits	450
Telegraph	20
Others	269
Non-Operating Revenues	56
Total Revenues	1,986
Expenses
Operating Expenses	1,890
Operating Costs	1,399
Tax and Dues	74
Depreciation	417
Non-Operating Expenses	36
Total Expenses	1,926
Recurring Profit	60

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Sources:
Operational	2,507
Operating Revenues	2,451
Non-Operating Revenues	56
Financial	281
Long-Term Loans and Bonds	156
Other Financial Income	125
Estimated Consumption Tax Receipts	97
Balance Carried Forward from Previous Fiscal Year	135
Total	3,020
Applications:
Operational	2,043
Operating Expenses	2,018
Non-Operating Expenses	25
Financial	706
Capital Investments for Property, Plant and Equipment	460
Other Financial Expenses	246
Account Settlement Expenses	51
Provisional Consumption Tax Payments	85
Carry Forward to Following Fiscal Year	135
Total	3,020

Business Operation Plan for Fiscal Year Ending March 31, 2010

February 27, 2009

Nippon Telegraph and Telephone East Corporation (“NTT East”)

1. Revenue and Expenses Plan

Item Operating Revenues

Voice Transmission* (excluding IP-Related services)

IP-Related*

Leased Circuits* (excluding IP-Related services) Operating Expenses

Personnel*

Non-Personnel*

Depreciation, Amortization and Other* Operating Income

Non-Operating Revenues

Recurring Profits

FY 3/10

FY 3/09

Change

1,930

1,960

(30)

820

910

(90)

660

575

85

160

171

(11)

1,890

1,920

(30)

114

115

(1)

1,245

1,280

(35)

531

525

6

40

40

0

20

30

(10)

60

70

(10)

*Major items

Note: Figures for FY 3/09 have changed since the results for the six months ended September 30, 2008 were announced. The figures announced for that period were 900 billion yen for voice transmission services (excluding IP-Related services) and 590 billion yen for IP-Related revenues.

1

2. Trends in Operating Income and Changes in Earnings Structure

(Unit: Billions of yen)

FY 3/07 FY 3/08 FY 3/09 Forecasts FY 3/10 Plan 59.9 44.9 40.0 40.0 (14.9) (4.9) IP359.4 [17.4%]

IP 359 [17.4%] IP 462.6 [23.1%] IP 575.0 [29.3%] IP 660.0 [34.2%] 0.0

+103.2 +112.4 +85.0

Voice transmissions, + IP 1,518.5

Voice transmissions, + IP 1,494.6

Voice transmissions, + IP 1,485.0

Voice transmissions, + IP 1,480.0

Voice Transmissions 1,159.0

Other 512.9 2,061.3 IP462.6 [23.1%]

Voice Transmissions 1,031.9

Other 508.2,002.7 IP575.0 [29.3%]

Voice Transmissions 910.0

Other 475.0 1,960.0 IP660.0 [34.2%]

Voice Transmissions 820.0

Other 450.0 1, 930.0 + 103.2 + 112.4 + 85.0 (127.0) (121.9) (90.0) (58.6) (42.7) (30.0) (23.8) (9.5) (5.0)

Voice transmissions IP1,518.5Voice transmissions

IP1,494.6

Voice transmissions IP1,485.0

Voice transmissions?IP1,480.0±0.0

(Unit: Billions of yen) Operating Income

Operating Revenues

Note: Numbers in brackets indicate composition ratios of operating revenues

3. Capital Investment Plan

*Major items

Note: Figures for FY 3/09 have changed since the second quarter results were announced. The figures announced at that time are: Expansion and Improvement of Services: 425 billion yen; Data Transmission: 60 billion yen; and Total Capital Investment: 455 billion yen.

(Unit: Billions of yen)

Optical Access Network* Approx. 180 Approx. 180 0

Total 460 460 0

Common Facilities and Others 26 26 0

Research and Development Facilities 3 4 (1)

Telegraph* 1 1 0

Leased Circuitd* 200 214 (14)

Data Transmission* 70 65 5

Voice Transmission* 160 150 10

Expansion and improvement of 431 430 1

Services

Item FY 3/10 FY 3/09 Change

3

4. Development of NGN (FLET'S Hikari Next)


100%
50%
0%
FLET'S Hikari Area Coverage Ratio*
91% (end of FY03/09)
100%
Entire B FLET'S area
Completion expected one year
earlier than initially planned
73%
Virtually entire Tokyo metropolitan area and other major cities
63%
Prefectural capitals
NGN's FLET'S Hikari NGN coverage ratio
35%
23 wards of Tokyo and government-designated cities in Tokyo metropolitan area
Application starts
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY03/08
FY03/09
FY03/10
FY03/11

*FLET'S Hikari area coverage ratio = $\frac{\text{No. of fixed-line phone lines in FLET'S Hikari service areas}}{\text{No. of fixed-line phone lines}}$

4

5. Principal Services Plan

*Major items

Note 1: Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500 subscriptions. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net

1500 subscription is calculated as ten INS-Net 64 subscriptions.

Note 2: Figures for FY 3/09 have changed since the results for the six months ended September 30, 2008 were announced. The figures announced at that time were: FLET’S Hikari: 6.56 million contracts, the new plan shows a net increase of 1.6 million; telephone subscriptions + ISDN: 20.7 million subscribers, the new plan shows a net decrease of 2.2 million; and telephone subscriptions: 17.77 million subscribers, the new plan shows a net decrease of 1.8 million.

(Unit: 10,000 contracts/subscriptions)

Telephone Subscriptions + ISDN

FLET’S Hikari

Net increase (148) (156)

Net increase (180) (190)

Net increase 140 140

1,801

2,100

636

FY 3/09

Telephone Subscriptions* Subscriptions 1,653

Subscriptions 1,920

Subscriptions 776

Item FY 3/10

5

(Reference) Collaboration between Cable Television Yamagata and NTT East

◆Image of offered services



Cable Television Yamagata
Multichannel broadcasting
• Terrestrial digital broadcasting
• BS digital broadcasting
• Communication satellites
• Self-produced shows
Internet
NTT East
Optical fiber
Customer's home
Network termination unit
Can watch Cable Television Yamagata's multichannel broadcasting
[TV]
Tuner
[High-speed Internet]
[Hikari Denwa]
Coaxial cable
LAN
Phone line

◆Service area



Yuza-machi
Mamurogawa-machi
Sakata-shi
Kaneyama-machi
Sakegawa-mura
Mikawa-machi
Shonai-machi
Shinjo-shi
Mogami-machi
Tozawa-mura
Funagata-machi
Obanazawa-shi
Tsuruoka-shi
Okura-mura
Oishida-machi
Murayama-shi
Nishikawa-machi
Sagae-shi
Tendo-shi
Kahoku-cho
Oe-machi
Tendou-shi
Nakayama-machi
Asahi-machi
Yamanobe-machi
Yamagata-shi
Shirataka-machi
Nagai-shi
Kaminoyama-shi
Nanyo-shi
Oguni-machi
Kawanishi-machi
Takahata-machi
Iide-machi
Yonezawa-shi
CATV Yamagata's current service area*
Service area with collaboration
*Includes a part of Yamanobe-machi, but does not include parts of Yamagata-shi and Tendou-shi

・ Service area
Kaminoyama-shi Sagae-shi, Kahoku-cho, Nakayama-cho, Yamabe-cho (approximately 33,000 households, excluding certain areas)

・ Scheduled period of service
FY03/10 second quarter

6

(Reference) A New Series of Telecommunication Terminals

~ Convenient and comfortable living with FLET'S Hikari ~



"Hikari Link" Series
Other companies' products compatible with NTT Network
FLET'S 光
Cabling Solutions
BB router
PLC
For a Secure and Safe Life
Emergency earthquake report terminal
Hikari home camera (Kururimo)
Health care
Entertainment
Family PC
Game consoles
Video receivers
Communication
TV phone terminals
High-quality IP phones

Excellent Product Lineup

- Standby information reception terminals
- Next-generation family PCs
- Video communication terminals
- Stronger cooperation between AV device and other appliance manufactures

Robust Maintenance Support

- Enhancing customer inquiry support
- Supporting the products of other companies

First new product!

Hikari Photo Frame



- Photos sent by e-mail or from a digital camera are displayed on an 8-inch LED backlit screen.
- Retail price: 29,800 yen (with tax, 31,290 yen)
- Launch: March 2, 2009 (scheduled)

7

The forward-looking statements and projected figures concerning the future performance of NTT East contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors.

These projections and estimates may be affected by the future business operations of NTT East, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

8

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 27, 2009

IR Office

3-15 Banba-cho, Chuo-ku, Osaka 540-8511

Tel: +81-6-4793-2311

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2010

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2010 to the Minister for Internal Affairs and Communications for approval.

For further information, Please contact:

Business Management Unit,

Corporate Strategy Planning Department

NTT West

Tel: +81-6-4793-3371

Information and telecommunications are expected to make significant contributions to increasing the efficiency of and invigorating social and economic activities and to improving lifestyle convenience to create the foundations for the ubiquitous broadband network society sought in the “u-Japan Policy” and the “New IT Reform Strategy”. The government and the private sector are working in partnership to achieve such goals. The information and telecommunications market is catering to increasingly sophisticated and diversified needs through the growing shift to broadband capacity for access lines. Expanding SaaS (software as a service) services and platform services, including video and music distribution, are broadening the range of offerings. Local telecommunications markets are experiencing an upswing in competition for broadband access lines with the commercial launch of WiMAX-based wireless access in addition to the expansion of conventional optical access services and cable television-based broadband. Local markets are also undergoing significant changes caused by the integration of fixed-line and mobile services as well as telecommunications and broadcasting along with the increasing prevalence of IP.

Within this challenging and dramatically changing business environment, NTT West is striving to provide high-quality, stable universal service to promote the smooth migration to optical, IP-based networks and to enhance the optical access network that is at the core of broadband services. NTT West also aims to contribute to the development of fair telecommunications markets, promote applied research and development and ensure the reliability and public utility of telecommunications services. It is also endeavoring to contribute to the sound development of the information and telecommunications society, creating a ubiquitous broadband network environment by building and offering an open NGN that, while ensuring fair terms of competition within the current legal framework, utilizes the unique characteristics and properties of “optical” to offer a much wider spectrum of services that will enable customers to connect “in comfort, safety and peace of mind” with “anything, anytime, anywhere.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2010. In its broadband services, NTT West will be building and providing a more comfortable, safer and more secure NGN. In addition, NTT West will be collaborating with other players to create new services that will provide customers with exciting opportunities by offering Hikari Denwa services that make use of fiber optic access lines, rebroadcasting terrestrial digital television and offering on-demand video distribution services. NTT West will also maintain its community-oriented sales activities so that it is able to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will contribute to the creation of safer, more secure societies by ensuring the stability of its broadband access, Hikari Denwa and other services, preventing equipment failures, responding vigorously in times of disaster and recovery, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers. Although the business environment is becoming increasingly severe, NTT West will continue to improve the efficiency of its operations so as to maintain profitability. NTT West will lay the foundations for the stable development of its business into the future by facilitating connectivity, ensuring the openness of its networks, developing its human resources and proactively expanding into new business areas in coordination with its group companies. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through the holding company, the shareholders.

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2010, but it is confident in its ability to respond flexibly to changing business environments by placing priority on the following items, as called for in the concepts and strategies outlined above.

1. Voice Transmission Services

(1) Telephone Subscriptions

NTT West responds immediately to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 16.77 million subscribers by the close of the fiscal year ending March 31, 2010.

Item	Planned number (subscribers)
Additional Installations	(1.66) million
Relocations	2.96 million

(2) Social-Welfare Telephones

With the growing awareness of social welfare issues, NTT West will promote provision of its “Silver Phone series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)) and other products that are designed to meet social demands for welfare-oriented telecommunications services.

Item	Planned number (units)
Silver Phone
Anshin (Relief)	1,500
Meiryo (Clearness)	0

(3) Public Telephones

NTT West will continue to maintain public telephone facilities to ensure public safety and to provide minimal means of communications when away from home. At the same time, we will review underused public telephones. We will work to provide welfare services including an ongoing program to install wheelchair-friendly telephone booths.

Item	Planned number (units)
Public Telephones	(16,000)

(4) Integrated Digital Communications Services

The total numbers of INS-Net 64 lines and INS Net 1500 lines are projected to be approximately 2.327 million and 16,000 respectively by the close of the fiscal year ending March 31, 2010.

Item	Planned number (circuits)
INS-Net 64 Subscriber Lines	(266,000)
INS-Net 1500 Subscriber Lines	(2,000)

2. Data Transmission Services

As the demand for broadband services increases, we will endeavor to enhance our “optical” access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	1.1 million

3. Leased Circuit Services

For leased circuit services, we forecast approximately 148,000 conventional leased circuits and approximately 89,000 high-speed digital transmission services by the close of the fiscal year ending March 31, 2010.

Item	Planned number (circuits)
Conventional Leased Circuits	(12,000)
High-Speed Digital Transmission Circuits	(10,000)

4. Telegraph Services

NTT West will continue to maintain systems so as to maintain enhanced services and more efficient operations.

5. Improvement and Advances in Telecommunications Facilities

(1) Optical Access Networks

In order to meet expanding demands for broadband telecommunications services, NTT West will move actively towards conversion to optical access networks.

Item	Planned number (million fiber km)
Optical Subscriber Cables	0.7

(Coverage rate at the end of March 2010 will be 89%)

(2) Telecommunications Network

With respect to our communications network, we will endeavor to provide more advanced services while seeking more economical and efficient networks as we move into full-fledged development of next generation networks and respond to the increasing demand for broadband.

(3) Disaster Prevention Measures

NTT West will take necessary disaster prevention measures. These will include measures to protect telecommunications facilities, assurance of emergency communications services, enhancements to risk management and recovery systems in the event of large-scale disasters and support for information distribution should a disaster occur.

(4) Installation of Underground Transmission Cables

NTT West will work in coordination with the central government, local governments and other companies to move communications cables underground to improve the reliability of communications facilities, ensure safe and pleasant above ground passage spaces and improve urban vistas.

(5) Facility Maintenance

In order to provide stable, quality services, NTT West will continue with cable replacement and seek to ensure quality customer service and the safety of workers, harmonize with the social environment, and maintain a reliable telecommunications system.

In improving and upgrading telecommunications facilities, we will maximize the use of existing equipment to promote cost savings.

6. Promotion of Research and Development Activities

We will emphasize the following research and development areas in order to reduce environmental load and to address changes in IP networking arising from the development of network cloud computing and an increase in network connections by devices other than personal computers.

(1)	Research and development of network systems and access systems including systems used for NGN that provide more advanced, reliable telecommunications networks.

(2)	Research and development of telecommunications terminal equipment and information distribution applications that would allow secure, safe and easy utilization of a wide variety of application services.

(3)	Research and development aiming at reducing the electric power consumption of network communication facilities.

The attached tables contain an outline of plans for the above main services and capital investments in property, plans and equipment.

Attachment 1

Principal Services Plan

for Fiscal Year Ending March 31, 2010

Type of Service	Unit	Plan
Voice Transmission Services
Telephone Subscriptions
Additional Installations	10,000 subscribers	(166)
Relocations	10,000 subscribers	296
Welfare Telephones (Silver Phone)	100 units	17
Public Telephones	1,000 units	(16)
Integrated Digital Communications Services
INS-Net 64	1,000 circuits	(266)
INS-Net 1500	1,000 circuits	(2)
Data Transmission Services
FLET’S Hikari	10,000 contracts	110
Leased Circuit Services
Conventional Leased Circuits	1,000 circuits	(12)
High-Speed Digital Transmission Circuits	1,000 circuits	(10)

Attachment 2

Capital Investment Plan

for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Investment required
1. Expansion and Improvement of Services	391	(Note)
(1) Voice Transmission	189
(2) Data Transmission	50
(3) Leased Circuits	151
(4) Telegraph	1
2. Research and Development Facilities	2
3. Common Facilities and Others	12
Total	405

Note: This includes approximately 120 billion yen to be invested in the switch-over to Optical Access Network.

Doc.–1

(Attached documentation)

Revenues and Expenses Plan

for Fiscal Year Ending March 31, 2010

(billions of yen)

Classification	Amount
Revenues
Operating Revenues	1,789
Voice Transmission	907
Data Transmission	161
Leased Circuits	410
Telegraph	24
Others	287
Non-operating Revenues	45
Total	1,834
Expenses
Operating Expenses	1,784
Operating Costs	1,317
Taxes and Dues	68
Depreciation	399
Non-operating Expenses	40
Total	1,824
Recurring Profit/Loss	10

Doc.–2

(Attached documentation)

Plan for Sources and Application of Funds

for Fiscal Year Ending March 31, 2010

(billions of yen)

Item	Amount
Sources:
Operational:	2,169
Operating Revenues	2,124
Non-Operating Revenues	45
Financial	258
Long-Term Loans and Bonds	158
Other Financial Income	100
Estimated Consumption Tax Receipts	89
Balance Brought Forward from Previous Fiscal Year	80
Total	2,596
Applications:
Operational:	1,759
Operating Expenses	1,728
Non-Operating Expenses	31
Financial:	673
Capital Investments in Property, Plants and Equipment	405
Other Financial Expenses	268
Account Settlement Expenses	4
Provisional Consumption Tax Payments	80
Carry Forward to Following Fiscal Year	80
Total	2,596

<Reference>

The following revisions have been made to the “Business Operation Plans for Fiscal Year Ending March 31, 2009”.

<Forecast for the Period under Review>                                                                                                                               (billions of yen)

	Operating Revenues	Operating Expenses	Operating Income	Current Income	Net Income
After Revision	1,829	1,824	5	10	6
Before Revision (Nov 2008)	1,854	1,849	5	10	6
Change	(25)	(25)	0	0	0

Note: The increase in the number of contracts for FLET’S Hikari has been revised from 1.2 million contracts to 1.1 million contracts, and the amount of capital investments in property, plans and equipment has been revised from 415.0 billion yen to 405.0 billion yen.

Business Operation Plan for Fiscal Year Ending March 31, 2010

February 27, 2009

Nippon Telegraph and Telephone West Corporation (“NTT West”)

Implementation of NTT West Group’s Medium-Term Management Strategy

Conversion into Business Structure Centering on Optical IP

Growth of Optical Services and Profitability

Fiber-optic business is profitable

(2011) 2008 2009 2012

Promoting growth strategy businesses

Offering added value to customers

Strengthening the Corporation

1

FLET’S Hikari: Efforts Toward Expanded Use

Expanded service areas for FLET’S Hikari Next

By end of FY2008, some 80% of customers in current FLET’S Hikari service areas will be covered

Stronger approach to non-PC user stratum

A greater emphasis on proposing ideas for new uses through alliances with business partners

Deployment of CRM aimed at checking the number of cancellations

User support through continuous communication

Reform points program to promote Internet usage

(10,000 contracts) (10,000 contracts) IP revenue IP revenue

ratio ratio

120 FLET’S Hikari 25% 30%

Hikari Denwa 115 114 119

100 107 110 109 110 110

Net % of operating

revenues accounted

80 for by IP-related

services 75

Increase 60

40

37 40

33

20

0

2003 2004 2005 2006 2007 2008 2009 (forecast) (plan) 2

Promotion of Growth Strategy Businesses

Data center businesses with increased added value

Digital cinema business (NTT Smart Connect) Movie theaters

Development of mobile content businesses (NTT Solmare)

Creation of new maintenance/support services mainly by each of NTT West Home-Technology companies

Alliances with SNI businesses and others using NGN

Packaged sales of NGN and new products proposals

[Office/Hikari Solution]

[Solve it all with Hikari]

Customers Advertiser

News Comics [Comic Cmoa] NTT Solmare Shared screen Customer Remote Control Operator

Contact center business Meeting diverse customer needs

3

Cost Control Efforts

Fiscal Year 2008

Consolidate non-location-specific

Promote immediate online determination of operations installation dates

Reassess the reception hours for 116

Improved NGN-related cost efficiency (free dial)

Handle outsourced work in-house

Fiscal Year 2009 (additional measures)

Improve efficiency of sales costs through optimized channel mix

Leverage BPR for reduced labor needs and automation of sales support

Greater efficiency in repair request handling and repair work through improved system functions

1,348.5

(billions of yen)

1,309

1,277

Personnel costs+

39.5

32.0

Other costs

2007 2008 projection 2009 plan

4

Facility Cost Efficiency for Fiber-Optic Profitability

Reduce cost of purchases through negotiations with suppliers and other measures Promote management of supply chain between NTT West and cooperating companies Promote do-it-yourself installation Promote optical cabling at apartment buildings Integrated management of construction, maintenance, repair work according to area attributes Greater efficiency in repair request handling and repair work through improved system functions

Goods Design Construction

Maintenance and operations

5

Environmentally Friendly Management

Promote efficient use of customer equipment resources

1. Reuse and recycle information devices 3R

Step up efforts against global warming

2. Improve efficiency of network facilities

Reduced energy consumption by network and telecommunications equipment

”Green NTT” (deploy solar power)

3. Promote environmentally friendly offices through IT utilization

IT terminals, appliances, etc.

ONU etc.

Telecommunication facilities, systems

Contribute to society’s eco-friendliness

4. Sell eco-friendly solutions

Switches, relay devices

Control Communication terminals cables

Customers Customers NTT West (general public) (corporate)

6

Development of "With Customer" Program

A view of "With Customer" activities



Framework for promoting "With Customer" program
Customers
Respond to customer (active conversation with customer)
Comments Requests
Meet customer needs (customer support)
Inform customers how suggestions were incorporated into business
Support channels
116 staff
113 staff
Sales staff
Construction staff
Repair staff
Customer service center
Improvement in service quality, information sharing
Divisions
Management
Group companies

Examples of service improvement and development based on customer feedback	
I want to make Navidial calls with Hikari Denwa.	In response to customer requests, we enabled connections between "Hikari Denwa" and "Hikari Denwa Office Type services" and "Navidial" calls, an NTT Communications service with the prefix 0570. (Sept. 2008)
I want to change online the credit card used for paying my phone bills.	Previously, requests to change credit card information required a written form; now this information can be changed online. (Oct. 2008)
I received a "Usage suspension notice" after switching from fixed-line service to Hikari Denwa, but it's difficult to understand.	The "Usage suspension notice" sent when fixed-line service is suspended has been renamed "Usage suspension notice (custody of phone subscription rights) ." To make it easier to read, the letters in the proviso of the usage suspension explanation have been enlarged. (Feb. 2009)
The website should have an easy-to-understand explanation of "suspension" and "temporary removal" of a phone line.	"Suspension" and "temporary removal" of a phone line are hard to understand with just a website explanation; therefore, only suspension is explained, since it is the subject of the most inquiries; all other matters are handled by calls to 116. Based on customer suggestions, we have posted information online about "usage interruption (temporary removal) ." (Feb. 2009)

7

Services and Capital Investment Plans

Services Plan (net increases)

FY2008

Item Unit FY2009 plan Change

forecast

FLET’S Hikari 10,000 110 110 0

contracts [601] [491]

Hikari Denwa 10,000 110 109 1

channels [485] [375]

FLET’S ADSL 10,000 (25) (31) 7

contracts [168] [193]

Telephone subscriptions + ISDN 10,000 (194) (193) (1)

subscriptions [1,926] [2,120] (note) The figures in brackets represent the number of contracts at the end of the fiscal year

Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions)

Capital Investment plan

Unit FY2008

Item FY2009 plan Change

forecast

Capital investment Billions 405 405 0

of yen

Investment in conversion to optical access Billions Approx. Approx. 0 network (partial listings only) of yen 120 120

(note) The FY2008 forecasts in the service and capital investment plans have been revised from the figures released on Nov. 7, 2008

8

Balance Plan

(billions of yen)

FY2008

Item FY2009 plan Change

forecast

Operating revenues 1,789 1,829 (40)

IP-related revenues 534 461 73

Revenue from existing services 1,098 1,210 (112)

Voice transmission revenues (partial 803 901 (98)

listings only)

Revenue from auxiliary businesses 157 158 (1)

Operating expenses 1,784 1,824 (40)

Labor costs 111 115 (4)

General costs 1,166 1,194 (28)

Capital costs 439 445 (6)

Tax and dues 68 70 (2)

Operating income 5 5 0

Recurring profit 10 10 0

(note) Forecasts for FY2008 have been revised from the numbers released on Nov. 7, 2008

9

The forward-looking statements and projected figures concerning the future performance of NTT West contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors.

These projections and estimates may be affected by the future business operations of NTT West, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

10